TSX: IMG   **NYSE: IAG**

IAMGOLD REPORTS 80% INCREASE IN RESERVES AT ROSEBEL MINE CONCESSION NOT INCLUDING SARAMACCA

All dollar amounts are in U.S. dollars unless otherwise indicated.
Numbers in this news release have been rounded.

Toronto, Ontario, July 26, 2017 – IAMGOLD Corporation ("IAMGOLD" or "the Company") today announced an updated Reserve and Resource estimate for its Rosebel Gold Mine ("Rosebel") in Suriname. This estimate is calculated as at June 30, 2017.

Highlights (Attributable Basis)
- Proven and probable reserves increased by 80% to 3.5 million ounces.
- Measured and indicated resources increased by 55% to 8.9 million ounces.
- Inferred resources increased by 322% to 2.5 million ounces.
- Average reserve grade remains unchanged at 1.0 g/t Au., but now includes dilution.
- Increased reserves extend mine life to 2028.
- Estimates are for the Rosebel concession only.
- Saramacca initial resource estimate expected September 2017.

Total estimated attributable proven and probable gold reserves at Rosebel increased by 80% to 3.5 million ounces at the end of June 2017 from 2.0 million ounces of gold at the end of 2016. The addition of 1.6 million ounces was due to the factors described below, and is partially offset by mining depletion at Rosebel during the first half of 2017. **There was no change in the $1,200 per ounce gold price assumption for estimating Rosebel's reserves.** Total attributable measured and indicated gold resources (inclusive of reserves) estimated for Rosebel increased by 55% or 3.1 million ounces to 8.9 million ounces at the end of June 2017, compared to the year-end 2016 estimate. There was also no change in the gold price assumption for estimating mineral resources at Rosebel ($1,500 per ounce). As at June 30, 2017, Rosebel also estimates an attributable inferred resource of 2.5 million ounces, representing an increase of 1.9 million ounces from the 2016 year-end estimate. The significant factors affecting the changes to the resource estimates are similar to the factors noted for the increased reserve estimate.

"Rosebel continues to transform, enhancing the value of this operation," said Steve Letwin, President and CEO of IAMGOLD. "With the 80% increase in reserves today at the Rosebel concession and a resource estimate for Saramacca to follow in September, a new lower-cost, longer-life mine is taking shape. The ounces we're adding today extend Rosebel's life to 2028. Most impressive is that the vast majority of the incremental 1.6 million ounces is due to mine planning optimization which has allowed us to economically access more ounces. Only a portion of the saddle zones is incorporated at this time, so we could see more upside potential from the remaining saddles. IAMGOLD's consolidated attributable reserves are up 69% from the end of 2016 as Rosebel adds to the increase we previously announced with the conversion of resources to reserves at Côté Gold. The anticipated positive impact of the Saramacca deposit will be better known once we complete an initial resource estimate, which is currently in progress."

Significant factors contributing to the revised reserve estimate include:
- New resource models for all of the Rosebel orebodies, which incorporate information from both diamond drill and reverse circulation drill hole data, extensive geologic mapping completed in recent years and a comprehensive geostatistical review by internal and external experts. The new models incorporate some new ore in the saddle zones between existing pits; however, the amount from these zones is limited as the program was incomplete at the time of the cutoff date for the resource modeling exercise. Exploration of the saddle zones is still ongoing and additional data obtained from the drilling program will be incorporated into future reserve and resource estimates.
- The positive impact of changes in the cost model for Rosebel, based on major cost improvements over the past couple of years due to significantly improved mine and mill productivity, reduced fuel prices, a favorable change in the local currency exchange rate, significantly reduced General and Administrative costs, and

- higher mill throughput for hard ore as a result of improvements and investments in the crushing and grinding circuit in the mill.
- A revised mine planning approach based on a detailed pit phasing scheme complemented by an optimized mine sequencing algorithm to maximize the net present value of the mine schedule, including the use of variable cutoff grades over time. The Rosebel technical team was supported by external consultants in the development and validation of this revised approach.
- Improved confidence in the current pit slope design angles, based on a detailed geotechnical review completed in prior years by a third party consultant.
- The new mine reserve includes a waste dilution assumption of 8% for saprolite ore and 10% for both transition and fresh rock (hard) ore. Despite the applied dilution assumption, the average grade of the reserve remains unchanged at 1.0 g/t Au, as the new pit designs are mining deeper into higher grade ore zones of several of the orebodies.

Mineral Reserves and Resources Estimate

As at June 30, 2017 **Rosebel Gold Mine**	**Tonnes** **(000s)**	**Grade** **(g/t)**	**Ounces** **Contained** **(000s)**	**Attributable (95%)** **Contained Ounces** **(000s)**
Proven Reserves	24,356	0.7	516	490
Probable Reserves	90,544	1.1	3,215	3,054
Proven and Probable Reserves	**114,900**	**1.0**	**3,730**	**3,544**
Measured Resources	31,402	0.7	676	642
Indicated Resources	275,710	1.0	8,649	8,216
Measured and Indicated Resources	**307,112**	**0.9**	**9,325**	**8,859**
Inferred Resources	84,866	1.0	2,667	2,534

[1] Measured and indicated resources are inclusive of proven and probable reserves.

[2] In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserve estimations but are deemed to have a reasonable prospect of economic extraction.

[3] Although "measured resources", "indicated resources" and "inferred resources" are categories of mineralization that are recognized and required to be disclosed under Canadian regulations, the SEC (as defined below) does not recognize them. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade. See "Cautionary Note to U.S. Investors".

[4] Rosebel mineral reserves have been estimated as of June 30, 2017 using a $1,200/oz gold price and mineral resources have been estimated as of June 30, 2017 using a $1,500/oz gold price and have been estimated in accordance with NI 43-101 (as defined below).

The reserves and resources included in this estimate are from within the existing Rosebel mining concession only, and do not include any material from the highly prospective Saramacca exploration project. As previously announced, the Company expects to publish a maiden resource for Saramacca during the third quarter. Once that resource model is completed, the Rosebel team will complete project plans and mine designs to allow incorporation of the Saramacca feed into the overall Rosebel life of mine plan. This work should be completed sometime in the first half of 2018. We expect our ongoing exploration program at Saramacca will further enhance the value of Rosebel.

Compared to the previous mine plan, the significant increase in the reserves for Rosebel reported today extends the life of the mine to 2028. The total stripping ratio (waste:ore) increases from about 4:1 to 6:1. Because of the cost improvements noted above, and the detailed pit phasing design, the overall impact on production costs is marginal. The all-in sustaining costs for the first five years of the new plan are estimated to be about $40 per ounce higher than for the same period in the prior plan. Rosebel remains cash flow positive for all years in the new life of mine plan with the given assumptions. The Rosebel team continues to identify and implement new initiatives to reduce costs and these efforts represent a strong opportunity to improve the asset value beyond the current models. We also expect that Saramacca, once integrated into the mine plan, could have a positive impact on reducing costs.

It is important to note that Rosebel consistently encounters more ore than is identified by the resource model as some gold bearing zones are not picked up by wider spaced definition drilling, but are subsequently identified during tighter spaced grade control drilling. Over the past five years, Rosebel has experienced an average positive reconciliation in ore tonnes above cut-off of 20% versus the resource model.

On February 22, 2017, when the year end 2016 reserves and resources estimate at Rosebel was announced, it was noted that those reserves and resources were calculated using only a simple depletion model from the prior year's estimate. No material changes were made to the resources model in 2016, as the new estimation methodology effort was ongoing at that time.

The Company intends to file a new NI 43-101 technical report on SEDAR within 45 days in support of the updated Reserve and Resource estimates described in this release.

The updated resource and reserve estimate and the increase in the life of mine are considered to be an indicator for the reversal of a previous impairment loss on the Rosebel mine, and are expected to result in the reversal of all or part of the impairment loss recorded in 2013.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources
This news release uses the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Disclosure
IAMGOLD is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to U.S. Investors
The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' NI 43-101 requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

A Pre-Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Gold Technical Information and Qualified Person/Quality Control Notes

The mineral resource and mineral reserve estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). The "Qualified Person" responsible for the preparation of this Rosebel resource estimate is Vincent Cardin-Tremblay, P.Geo. Vincent joined IAMGOLD in September 2011 and is currently Chief Geologist at the Rosebel Gold Mine. A practicing geologist for over nine years, he has been employed in various exploration positions in the mining industry in Canada, the United States and Suriname. The "Qualified Person" responsible for the preparation of this Rosebel reserve estimate is Adam Doucette, P.Eng. Adam joined IAMGOLD in November 2015 and is currently Chief Engineer at the Rosebel Gold Mine. He is a professional mining engineer who, for the past 12 years, has held various positions in the mining industry in Canada, Mexico and Suriname.

Mr. Cardin-Tremblay and Mr. Doucette are considered "Qualified Persons" for the purposes of NI 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted Qualified Persons. The Qualified persons have verified the data disclosed, and data underlying the information or opinions contained herein.

Data verification is part of established protocols that involves acquisition, input, interpretation, analysis and review by senior geologists and engineers at site, peer review by the IAMGOLD technical services group and external consultants on an as required basis, as well as regular reporting and site visits by senior management to review the status of ongoing operational plans and estimates.

The sampling and assay data from drilling programs that support resource and reserve estimates are monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Sampling and assay procedures as well as the resource and reserve estimates are audited or peer reviewed from time to time or as required by third party consultants.

CONFERENCE CALL

A conference call will be held on Thursday, July 27, 2017 at 8:30 a.m. (Eastern Daylight Time) for a discussion with management regarding the Reserve and Resource Update for Rosebel. A webcast of the conference call will also be available through IAMGOLD`s website - www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1607#.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold production, all-in sustaining costs and other cost estimates, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources and mineral reserves, exploration results, life-of-mine estimates and potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "highly prospective", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as mineral resources and mineral reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

For further information please contact:

Ken Chernin, VP Investor Relations
Tel: (416) 360-4743 Mobile: (416) 388-6883

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile: (416) 670-3815

Shae Frosst, Investor Relations Associate
Tel: (416) 933-4738 Mobile: (647) 967-9942

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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